Exhibit 99.3

2004 Earnings & 2005 Guidance Important notice: Investors are strongly urged to read the important legal disclaimer on the last page prior to reading this presentation

Jean-Rene Fourtou Chairman & Chief Executive Officer

2004: Strong growth in results 2004 Adjusted net income increased 4 times: 1,380 million euros vs. 349 million in 2003; Operating income: 3,117 million euros on a comparable basis vs. 2,216 million in 2003, 41% growth; Cash flow from operations: 4,023 million euros on a comparable basis vs. 2,976 million in 2003, 35% growth; Positive net income for the first time since 2000: Profit of 754 million euros vs. a loss of 1,143 million euros in 2003; Financial net debt: 3,135 million euros as of December 31, 2004 vs. 11,565 million as of December 31, 2003.

2004 Major events At the group level: Creation of NBC Universal (Vivendi Universal controls 20%); Agreement with the Kingdom of Morocco to increase our stake in Maroc Telecom to 51%; Divestiture of 15% of Veolia Environnement; Agreement on future governance; Admission to the Consolidated Global Profit Tax System ; At the business unit level: Turnaround at Universal Music Group; SFR first operator to launch 3G services in France; Awarded exclusive rights to broadcast the 2005-2008 French League 1 soccer; Agreements with the French cinema industry and key US movie studios for CANAL+ Group; Record launch of the online game World of Warcraft.

2004: Significant improvements in each business Telecom's operating income increased by +15%; Turnaround in Media's operating income; Successful creation of NBC Universal.

2004: Reinstatement of a dividend Given the improved financial situation, the 2004 earnings and the 2005 outlook, Vivendi Universal is in a position to: propose at the Shareholders' Meeting on April 28, 2005 the distribution of a dividend of €0.60 / share, (i.e., a distribution of €643 million *), pursue a policy of dividend growth. * Not including of €47 m of coupons to be distributed to holders of notes mandatorily redeemable ("ORA").

A new era In 2004, the group achieved its plan to refocus and turnaround our businesses. The objective now is to develop our Media and Telecommunications activities.

A new era Subject to approval at the April 28, 2005 Shareholders' Meeting, the Group will be managed by : A Supervisory Board, chaired by Jean-Rene Fourtou; A Management Board, chaired by Jean-Bernard Levy, comprising managers from Headquarters and from each of the Business Units; The management team has proven its abilities and competence over the course of the past two years. It benefits from complementary skills in the fields of media and telecommunications, strategy and financial management; The new structure provides an efficient working environment for the group's long-term growth.

2005 Guidance In 2005, Vivendi Universal's Adjusted net income is expected to grow by a minimum of 20%.

Full Year 2004 Earnings Jacques Espinasse Senior Executive Vice President & Chief Financial Officer

Evolution in the group's perimeter in 2004 Divestiture of 80% of VUE and purchase of 20% of NBC: deconsolidation of VUE since May 11, 2004*; Refocusing CANAL+ Group (divestitures of Telepiu (in 2003), Canal+ Nordic (in 2003), Expand Group companies, Canal+ Benelux, ...); Refocusing Telecom assets (divestitures of Hungary Telecom (in 2003), Monaco Telecom and Kencell). Implies a decline in revenues as published But growth in revenues on a comparable basis Additionally, Agreement signed to increase stake in Maroc Telecom to 51%; Disposal of 15% of Veolia Environnement. 2004 (€m) 2003 (€m) ^ (%) 21,428 25,482 -16% 18,893 17,972 +5% * From a legal standpoint, disposal of 100% of VUE for cash plus 20% of NBC Universal.

All 2004 Guidance exceeded 2004 Guidance Announced on March 17, 2004 and updated on Nov. 17, 2004 2004 As Published 2003 As Published Operating Income "Strong growth on a pro forma basis, close to 2003 actual basis, despite VUE deconsolidation" €3,476m €3,309m Cash flow from operations "Growth on a pro forma basis, slight decline on a 2003 actual basis, despite a significantly reduced scope" €4,747m €4,371m Adjusted Net Income "Above €1.2 billion" €1,380m €349m Net financial debt - year end "Below €5 billion (when including proceeds from the sale of Veolia Environnement shares)" €3.1bn * €11.6 bn * Before investment of 1.1 bn€ in Maroc Telecom.

2004 Key financial achievements In millions of euros 2003 2004 Growth (%) Operating Income (comparable basis) 2,216 3,117 +41% Net Income (Loss) (1,143) 754 Adjusted Net Income 349 1,380 Cash flow from operations (comparable basis) 2,976 4,023 +35% Proportionate cash flow from operations (comparable basis) 1,514 2,451 +62% Net available Cash flow at the holding level * 1,449 2,849 Capital expenditures and financial investments 5,974 6,876 Asset divestitures 2,466 12,662 Financial net debt at December 31 11,565 3,135 2004 Earnings - March 10, 2005 * Please see details of Available cash flow on page 22. Figures as published, except when specified

2004: Important investments In billions of euros 2002 with VE equity accounted * 2003 2004 Growth (%) Investments 3.7 6.0 6.9 +13% Capital expenditures Financial 1.7 2.0 1.6 4.4 1.5 5.3 (0.4 + 4.9 NBC) * With Veolia Environnement accounted for using the equity method from January 1, 2002 instead of December 31, 2002. 2004 Earnings - March 10, 2005

2001-2004 Consolidated Income Statement

Reconciliation of 2004 Adjusted Net Income to Net Income Adjusted Net Income: 1,380 Foreign currency translation adjustments for VUE (no cash effect): - 2,105 Impact from disposal of Veolia shares: + 1,325 Post-tax capital gain on VUE divestiture: + 312 Exceptional High Yield Notes redemption costs: - 350 Impact of activating the Consolidated Global Profits Tax System on 2005 : + 492 Goodwill amortization and impairment losses: - 669 Other : + 369 Net Income: 754 In millions of euros

Adjusted net income of €1,380 m vs. €349 m in 2003, a + €1,031 m improvement, ... .... generating an adjusted EPS of € 1.29 vs. €0.33 in 2003, due to: + €167 m: Growth in operating income of €761 m, before including - €594 m for VUE, which was deconsolidated in May 2004; + €243 m: Reduction in financing expense, due to the reduction in the average gross financial debt (€10.3 bn in 2004 vs. €16.4 bn in 2003); + €427 m: Reduction in other financial expenses, net of provisions, including a €237 m improvement in foreign exchange (a €9 m forex profit in 2004 vs. a forex loss of €228 m in 2003) and the forgiveness of SFD debt of €200 millon by SFR Cegetel in 2003; - €99 m: Increase in taxes: €464 m tax savings from the Consolidated Global Profits Tax System in 2004 as compared to the €515 m tax savings in 2003 from the rationalization of the SFR Cegetel group structure; + €147 m: Growth in income from equity affiliates, mainly due to the €172m contribution from NBC Universal over 7 months. Worth noticing, the absence of contribution from Elektrim Telekomunikacja in 2003 and 2004; + €146 m: Decrease in minority interests, due to the impact of the tax savings at SFR Cegetel in 2003 on minority interests. 2004 Summary: Adjusted net income + €1,031 m

2003 2004 Publie 17972 18893 Base comparable 7510 2535 2004 Revenue growth Canal+ Group UMG VU Games SFR Cegetel Maroc Telecom Non core 2003 3339 4974 571 7537 1523 28 2004 3470 4993 475 8317 1658 -20 Details by business on a comparable basis 100% 92% 99% 56% 35% 100% In 2004: Revenue on a comparable basis: +5% +7% at constant currency In millions of euros 2003 +5% 2004 25,482 21,428 As published On a comparable basis 17,972 18,893 +€921 m +4% +5% at constant currency -11% at constant currency +11% at constant currency +10% Media: +€54 m Telecoms: +€915 m Other: -€48 m

2003 2004 Publie 2215.6 3116.6 Base comparable 1093.4 359 2004 Operating income growth Groupe Canal+ UMG VU Games SFR Cegetel Maroc Telecom Holding & Corporate Actifs non strategiques 2003 95 70.1 -200.8 1971.2 642.2 -329.8 -31 2004 184 337.6 -183 2257.2 682 -220.4 59 100% 92% 99% 56% 35% 100% In 2004: Operating Income on a comparable basis: +41% +41% at constant currency In millions of euros 2003 +41% 2004 3,476 3,309 As published On a comparable basis Details by business on a comparable basis SFR Cegetel UMG Canal+ Group Maroc Telecom VU Games Non core Holding & Corporate 100% 2,216 3,117 Media: +€375 m Telecoms: +€326 m Other: +€200 m +€901 m +94% x5 at constant currency Flat at constant currency +8% at constant currency +33% +15%

2003 2004 Publie 2976 4023 Base comparable 1395 724 2004 Consolidated Cash flow from operations growth Groupe Canal+ UMG VU Games SFR Cegetel Maroc Telecom Holding & Corporate Actifs non strategiques 2003 134.4 463.1 -200.3 2153.4 685.7 -241.8 -18 2004 676.2 754.7 -17.8 2240.6 722.6 -386.9 33 100% 92% 99% 56% 35% 100% In 2004: Cash flow from operations on a comparable basis: +35% In millions of euros 2003 +35% 2004 4,371 4,747 Details by business on a comparable basis SFR Cegetel UMG Canal+ Group Maroc Telecom VU Games Non core Holding & Corporate 100% 2,976 4,023 Media: +€1,016 m Telecoms: +€125 m Other: -€94 m +€1,047 m +404% +63% +91% +4% +5% -60% As published On a comparable basis

2003 2004 Publie 1514.1 2451 Base comparable 1251.4 648.9 2004 Proportionate Cash flow from operations growth Groupe Canal+ UMG VU Games SFR Cegetel Maroc Telecom Holding & Corporate Actifs non strategiques 2003 106.4 427.4 -198.3 1198.9 240 -241.8 -18 2004 615.5 696.6 -17.6 1254.7 252.9 -385.2 33 100% 92% 99% 56% 35% 100% In 2004: Proportionate cash flow from operations on a comparable basis: +62% In millions of euros 2003 +62% 2004 2,765 3,100 As published On comparable basis Details by business on a comparable basis SFR Cegetel UMG Canal+ Group Maroc Telecom VU Games Non core Holding & Corporate 100% 1,514 2,451 Media: +€960 m Telecoms: +€69 m Other: -€92 m +€937 m x6 +63% +91% +5% +5% -59%

Net available cash flow at VU S.A. level in 2004 In millions of euros 2004 2003 Consolidated cash flow from operations 4 747 4 371 - Cash income tax (580) (1 242) - Cash financial expenses (430) (621) Other (266) 194 Net consolidated cash flow 3 471 2 702 - SFR Cegetel's and Maroc Telecom's net cash flow (2 639) (1 956) + Dividends received from SFR Cegetel and Maroc Telecom 2 017 703 Net available cash flow at holding level 2 849 1 449 SFR Cegetel: €68m cash taxes paid: Permanent cash savings: € 223m * Temporary savings in 2004 of €504m to pay in 2005 SFR Cegetel: 2003 Dividend: € 0.7bn Exceptional dividend: € 0.5bn Interim dividend on 2004 : € 0.7bn * Cash tax savings linked to the rationalization of SFR Cegetel structures in 2003. The first part of this saving of €515m having been realized in cash in 2003. Premium from redemtpion of the High Yield Notes: €265m Significant components in 2004

Financial net debt evolution in 2004 12/31/2003 CFFO Interest & Taxes Dividends to minorities Acquisitions Divestitures Others 12/31/2004 Est -6.9 -6.9 -8.2 -10.1 -2.7 -2.7 0 -11.6 -4.7 -1.3 -1.9 -0.4 -7.8 -0.4 -3.1 -4.9 -4.9 December 31, 2003 Cash interests, tax & other Dividends paid to minorities Other debt adjustments including foreign currency translation December 31, 2004 In billions of euros, French GAAP - 11.6 Cash flow from operations + 12.7 - 0.4 + 4.7 - 3.1 Acquisitions - 1.3 Including : SFR Cegetel : €1,5bn -Maroc Telecom : €0,3bn Divestitures - 1.9 - 5.3 Including : Defeasance of real estate assets: €0.3bn Foreign exchange : €0.1bn Including : NBC: €4,9bn Barry Diller put: €0,2bn Other: €0,2bn Including : VUE: €10,2bn Veolia: €1,5bn SportFive: €0.3bn Kencell: €0,2bn Monaco Telecom:€0,2bn Other: €0,3bn

Vivendi Universal rating Vivendi Universal rating

2004 Financing and other expenses, net 2004 2003 Financing expense (455) (698) Financial interest on financial net debt (excluding swap) Average cost of gross financial debt (%) Average gross financial debt (in billions of euros) Interest rate swap Cost of the notes mandatorily redeemable for VU shares ("ORAs") Other (373) 4.8% 10.3 (76) (78) 72 (599) 4.8% 16.4 (126) (77) 104 Other financial expenses, net of provisions (247) (509) Included in Adjusted net income 12 (415) of which foreign exchange gain (loss) of which debt forgiveness from SFR Cegetel in favor of SFD 9 - (228) (200) Excluded from Adjusted net income (259) (94) of which cost of High Yield Notes redemption (350) - of which premium on non-exercised Veolia calls 173 In millions of euros

Impact of the Consolidated Global Profits Tax System in 2004 : +956 M€ In millions of euros - French GAAP 2004 2003 Income tax expense €(400) €408 Included in Adjusted Net Income €(803) €(704) of which 2004 Consolidated Global Profits Tax System €464 - of which tax savings linked to the rationalization of SFR Cegetel structure - €515 Not included in Adjusted Net Income +€403 +€1,112 of which 2005 Consolidated Global Profits Tax System €492 - of which cancellation of deferred taxes on the divestiture of Veolia €(161) - of which provision reversal on VUE's "Leverage Partnership Distribution" - €477 Income tax paid (cash) €580 €1,242 2004 Tax details 2004 Income tax analysis of which: In Adjusted net income (savings for 2004 financial year) +464 M€ In deferred tax assets in the balance sheet (2005 financial year) +492 M€

2004 Equity earnings analysis 2004 2003 Income from equity affiliates and sold subsidiaries 219 72 including: NBC Universal SFD (SFR Cegetel distribution company) Elektrim Telekomunikacja 172 2 - - 98 - In millions of euros

IFRS transition In compliance with AMF's recommendation, Vivendi Universal will communicate on the specific impact of IFRS when we have audited financials. April 14, 2005: IFRS Workshop explaining the impacts on our financial statements; The IFRS opening balance sheet as of January 1st 2004 and the IFRS 2004 income statement will be presented.

2001- 2004 Evolution of Adjusted Earnings per share 2001 2002 2003 2004 Est -0.1 -0.47 0.33 1.29 2001 2002 2003 2004 In euros per share - 0.10€ - 0.47€ 0.33€ 1.29€ Weighted average common shares outstanding (in millions) 1,004.8 1,087.4 1,071.7 1,072.1

2004 Business Performance & 2005 Outlook Jean-Bernard Levy Chief Operating Officer

CANAL+ Group: 2004 Performance

In millions of euros	2004 Comparable basis	2003 Comparable basis	% Growth
Revenues	**3,470**	**3,339**	**+4%**
Operating Income	**184**	**95**	**+94%**
Operating margin	**5.3%**	**2.8%**	+2.5 points
Cash flow from operations	**676**	**134**	**x 5**

Recent Events

- Award of exclusive broadcasting rights to the 2005-2008 French League 1 soccer games
- Renewal of exclusive film distribution deals with Twentieth Century Fox, DreamWorks and NBC Universal
- Improved movie programming flexibility
- Launch of "CANAL+ Le Bouquet": more premium programs for digital subscribers to the CANAL+ Premium channel

Revenues up 4% on a comparable basis:

- Premium portfolio back to growth: **+48k** (churn down to 11.0% vs. 12.9%);
- Continued increase in CanalSatellite subscriptions: **+238k** (churn down to 8.6% vs. 9.1%);
- StudioCanal: strong theatrical releases in 2004 (*Podium*, *Bridget Jones 2*, ...) and DVD sales (*De Caunes & Garcia*, *Les Nuls L'Intégrule 2*).

Operating income up 94% on a comparable basis:

- Pay-TV up 18%: driven by revenue growth, flat programming costs at the Premium channel (excluding Olympics) and good control of subscribers' acquisition and retention costs;
- StudioCanal up 57%;
- Improvement in Other assets.

Cash flow from operations up 5 times due to one-offs and timing effects:

- In 2003, included the termination of Club Europe contract and €38m restructuring costs;
- Includes in 2004 a €123m contribution from divestiture of real estate assets;
- More targeted movie investments and timing effect at StudioCanal; strong 2004 box office.

2004 Earnings – March 10, 2005 French GAAP - unaudited 31

CANAL+ Group: 2005 Outlook Projections: Revenues: approximately €3.3 billion, due to the reduction in scope Operating income margin: approximately 4.5% Cash flow from operations: lower than 2004, due to non-recurring items in 2004 Priorities: Strengthen CANAL+'s leadership on super premium content by leveraging exclusive first window rights to essential sports, movies and entertainment content; Capture the greatest share in the growth of the French Pay-TV market: Maintain leadership on each distribution platform: satellite, DSL, DTT, cable, and mobile phones; Continue to segment the Premium channel's products through CANAL+ Le Bouquet, the new digital offer; Intensify advertising campaign on the exclusive quality of programs; Continue to grow net additions to the CANAL+ Premium channel with the objective of having over 50% of the subscription base on digital at end-2005.

UNIVERSAL
UNIVERSAL MUSIC GROUP

UMG: 2004 Performance

In millions of euros	2004 Comparable basis	2003 Comparable basis	% Growth at constant currency, except *
Revenues	**4,993**	**4,974**	**+5%**
EBITDA	**742**	**438**	**+75%**
Operating Income	**338**	**70**	**x 5**
Operating margin	**6.8%**	**1.4%**	+5.4 points
Cash flow from operations	**755**	**463**	**+63%***

Recent Events

- UMG continues to outperform the US market in 2005 per SoundScan** including having the #1 selling album, The Game's *The Documentary*
- UMG's family of labels earned 28 GRAMMY® Awards across a broad range of categories including Album of the Year, Best Pop Vocal Album and Best Rap Album
- UMG's Scissor Sisters tops the list of winners at the UK Brit awards; other winners were Keane, McFly, Eminem and Gwen Stefani

Revenues up 5% at constant currency:

- Better than market performance in North America and the U.K. more than offset market weakness across continental Europe and Asia;
- Digitized music, including downloads and ring tones, at approximately 2% of total revenues;
- 24.7% estimated worldwide market share in 2004 versus 23.5% in 2003.

Operating margin up to 6.8%:

- Increased sales combined with the benefits of the cost reduction program (approximately €250 million cumulative through 2004);
- Offset by increased amortization, loss on the sale of music clubs and €43m in restructuring charges.

Cash flow from operations up 63%:

- Improved operating performance;
- Controlled investments in A&R;
- Solid working capital management.

** Vivendi Universal can not vouch for the accuracy of SoundScan's data

2004 Earnings – March 10, 2005 VIVENDI UNIVERSAL French GAAP - unaudited 33

UMG: 2005 Outlook Projections*: Revenues: generally perform in line with the industry Operating income margin: grow to 7% to 9% Cash flow from operations: slight decline, largely due to an exceptionally high conversion of EBITDA in 2004 Priorities: Maintain market leadership; Fight piracy, counterfeiting and illegal downloading and continue to support legal digital alternatives; Exploit new business opportunities: Increase revenue from paid digital downloads; Leverage the fast-growing mobile market; Expand in developing markets; Find new revenue streams. Continue to restructure the company where appropriate. *2005 assumption: €1=$1.30

Vivendi Universal Games: 2004 Performance Recent Events Launched World of Warcraft (WoW), a subscription-based massively multiplayer online role-playing game: WoW is the market leading MMO in North America and Europe; in Korea, it achieved the most successful launch ever for a MMO in its first 100 days. Released Half-Life 2 which sold 1.7 million units by December 31, 2004 Implemented staff reductions in North America and Europe Revenues down 11% at constant currency: +10% increase in the fourth quarter more than offset by declines in the first nine months of the year; Best sellers in 2004 included: Half-Life 2, World of Warcraft, Crash Twinsanity, Spyro: A Hero's Tail, Van Helsing. Operating losses of €183 million: Costs associated with the global turnaround plan (approximately €95 million): write-offs of certain projects and titles and the charge associated with staff reduction in North America and Europe; Slightly offset by lower operating expenses relating to this plan. Cash flow at €(18) million compared to €(200) million: Success of Half-Life 2 and World of Warcraft, cost reduction program and improved working capital. * +9% growth in actual currency

Vivendi Universal Games: 2005 Outlook Projections* : Revenues: above €500 million Operating income: back to profit Cash flow from operations: positive Priorities: Strengthen the Massively Multiplayer Online business, as there is a huge potential; Retain and grow subscriber base of Blizzard's World of Warcraft in Europe, US and Korea; Deliver successful roll-out of Blizzard's World of Warcraft in China and Taiwan; Successfully launch major 2005 console and PC products with an emphasis on creating new franchises: Consoles: Scarface, Robots, 50 Cent: Bulletproof, The Incredible Hulk and Cold Winter; PC: F.E.A.R., Empire Earth II and SWAT. *2005 assumption: €1=$1.30

SFR cegetel

SFR Cegetel: 2004 Performance

In millions of euros	2004 Comparable basis	2003 Comparable basis	% Growth
Revenues	**8,317**	**7,537**	**+10%**
Mobile	7,183	6,528	+10%
Fixed & Internet	1,134	1,009	+12%
EBITDA	**3,185**	**2,870**	**+11%**
Operating Income	**2,257**	**1,971**	**+15%**
Capex	**1,034**	**962**	**+7%**
Cash flow from operations	**2,241**	**2,153**	**+4%**

Recent Events

- First operator to launch 3G in France in November 2004
- SFR's Vodafone *Live!* customers reached 2.2m at end-2004, doubling the initial target
- 5 MVNO agreements signed: NRJ and Debitel for the mass market and Cegetel, Neuf Telecom and Futur Telecom for the business segment
- Cegetel gained market share on DSL: 12% of net adds on retail DSL in Q4 2004

Revenues up 10% on a comparable basis:

- **SFR revenues up 10%:**
  - Market leader in net additions for the second year with a 38.2%* market share;
  - 2% increase in blended ARPU to €432 due to higher voice usage and a higher contribution from data revenues.
- **Cegetel up 12%:** mostly due to the investment in the DSL market.

Operating income up 15% on a comparable basis:

- **SFR operating income up 20%:**
  - Continued strong control of customer acquisition costs and retention costs, representing a combined 12.2% of network revenues (vs. 13.2% in 2003);
  - Recording of €48m favourable non-recurring items.
- **Cegetel operating loss at €(75)m:**
  - Heavy retail DSL start-up and acquisition costs;
  - Partially offset by €74m favourable non-recurring items.

* Source: A.R.T

2004 Earnings – March 10, 2005 VIVENDI UNIVERSAL French GAAP - unaudited 37

SFR Cegetel: 2005 Outlook Projections: Revenues: +3% to +5% growth, excluding mobile-to-mobile billing Operating income: +3% to +5% growth, including higher operating losses in the fixed-line business Cash flow from operations: flat at a high level, due to a 10% increase in capex Priorities: Mobile: Grow revenue and customer base; Increase ARPU, for each market segment; Develop non-voice revenues; Make 3G a success. Fixed & Internet: Leverage potential consolidation opportunities to build a critical size through multiple market presence: Consumer / Soho, SME / Corporate, Wholesale; Offer a consistent set of IP-based services in order to grow ARPU; Gain DSL market shares and differentiate through best-in class customer support.

Maroc Telecom: 2004 Performance Revenues up 11% at constant currency: Mobile revenues up 19%: +22% growth in the subscriber base to 6.4 million; +2% higher prepaid ARPU at MAD95 (€8.6). Fixed & Internet revenue down 1%: +3% growth excluding leased lines rates cuts as from January 1, 2004. Operating income up 8% at constant currency: Revenue growth is partially offset by: Increased customer acquisition costs in mobile, due to higher gross additions in 2004; Intensified communication campaigns on both fixed and mobile; A €14m provision for a staff voluntary redundancy plan to be implemented in 2005. Recent Events Acquisition of 16% of Maroc Telecom by Vivendi Universal for €1.1 billion in January 2005 Extraordinary success of Maroc Telecom's IPO in December 2004, over-subscribed 33 times by international institutions Launch of a tender offer for new fixed-line licenses in February 2005 In millions of euros 2004 Comparable basis 2003 Comparable basis % Growth at constant currency, except ** Revenues o/w Mobile* o/w Fixed & Internet* 1,658 941 1,030 1,523 810 1,066 +11% +19% -1% Operating Income 682 642 +8% Cash flow from operations 723 686 +5%** * Before intercompany eliminations

Maroc Telecom: 2005 Outlook Projections (in dirham): Revenues: +5% to +7% growth Operating income: +5% to +7% growth Cash flow from operations: +5% to +7% growth Priorities: Mobile: Grow revenue through higher penetration; Increase subscribers' loyalty by intensifying promotions for prepaid clients and pursuing innovation (MMS, roaming, ...); Gain more postpaid clients by facilitating migration from prepaid and targeting more aggressively corporate clients; Grow usage from prepaid clients through frequent promotions and new services; Gain more prepaid clients. Fixed & Internet: Continue to strongly grow the number of DSL clients; Stabilize the number of lines by improving services to clients; Prepare for the opening of the market and optimize market share.

NBC UNIVERSAL

NBC Universal: 2004 Performance

In billions of dollars	2004 GE basis *	% Growth
Revenues	**$12.9bn**	**88%**
Operating Income	**$2.6bn**	**28%**

* GE basis – actual results with revenue at 100% and Operating Income net of after-tax minority interest

Recent Events

- May 2004 NBC and Vivendi Universal Entertainment merged to create NBC Universal
  - Diversifies earnings
  - Expands global reach

- **Portfolio performing … record '04**
- **Diverse earnings and revenues streams**
- **Integration substantially complete**
  - Synergies ahead of target
  - Cultures meshing nicely
- **High quality earnings**
  - Strong cash performance … CFOA 1.3x net income
- **Cable Entertainment revenues up ~15% in 2004 with margins growing from ~35% to ~40% on a pro forma basis**

Source: General Electric

2004 Earnings – March 10, 2005
VIVENDI UNIVERSAL
French GAAP - unaudited 41

NBC Universal: 2005 Outlook Projections: Revenues: grow +10% to +15% to approximately $14.8 billion Operating income: increase more than 25% (to approximately $3.3 billion) (GE reporting basis) Dividends: VU's share of dividends is expected to be approximately $400 million Priorities: Build on recent strong film performance ... DVD, Pay-TV, etc. Solid growth in cable properties (+10-15% pro forma revenue) Investing for the future ... HD, global distribution, TV & film development Continue integration ... cost control & new revenue streams Source: Revenue and Operating Income and Priorities General Electric

Jean-Bernard Levy Chief Operating Officer Strategy & 2005 Guidance

Vivendi Universal is a cohesive media & telecom group: Its business sectors, media and telecommunications, have been growing faster than the economy for the past thirty years; It benefits from important drivers of organic growth within each business; Each business is either N°1 or N°2 in its key market; Our management philosophy is based on giving broad responsibility to operational managers to run their businesses; The holding company handles key strategic decisions and works with the business units to set and ensure achievement of financial and managerial objectives, in a collegial manner.

Vivendi Universal, value creator Our objective is for each of our businesses to create value and for that value to be enhanced by being part of the Vivendi Universal group. This value creation relies upon the expertise and the cohesiveness of our management teams, sharing common professional experiences. These teams demonstrated their efficacy in the turnaround period. Different but complementary businesses: New technologies drive growth; Digital distribution creates new opportunities for all of our businesses and at their frontier; Common key skill sets: Content digitization, Subscription management, Intellectual property management.

Our priorities for 2005 Strengthen the current turnaround at UMG, CANAL+ and VU Games; Anticipate technological innovations and regulatory risks, in order to strengthen our operations; Continue to invest and focus on organic growth; Grow earnings per share and pursue a policy of dividend growth.

2005 Guidance 2005 Adjusted net income growth target: 2004 2005 Est 1380 1656 2005 2004 ^ +20% €1,380 m

Appendices Financial Appendices Business Units Appendices

2004 Adjusted net income - Foreign currency translation adjustment for VUE (no cash effect) : - €2,105m - Impact from disposal of Veolia shares : + €1,325m - Post-tax capital gain on VUE divestiture : + €312m - Exceptional redemption costs of High Yield Notes : - €350m - Impact of activating the Consolidated Global Profits Tax System for 2005: + €492m - Goodwill amortization and impairment losses: - €669m - Other : + €369m +

Reconciliation of 2004-2003-2002 adjusted net income to net income 2004 As Published 2003 As Published 2002 As Published Net Income 754 (1,143) (23,301) Adjustments Financial provisions and amortization of deferred financial expenses 18 (563) 2,895 Realized losses, net of financial provisions taken previously 5 503 (1) Other non-operating, non-recurring items 236 154 782 Sub-total: impact of other financial expenses, net of provisions 259 94 3,676 Loss (gain) on businesses sold, net of provisions 140 (602) (1,049) Veolia Environnement impairment - 203 - Goodwill amortization 638 1,120 1,277 Impairment losses 31 1,792 18,442 Income tax (403) (1,112) 1,022 Minority interests in adjustments (39) (3) (581) Adjusted Net Income (loss) 1,380 349 (514) +22,787 +626 +1,492 In millions of euros

Disposal of Veolia Environnement shares Financing and other expenses, net Gain (losses) on businesses sold, net of provisions Income taxes Total Cash proceeds 1,497 1,497 Carrying value of the divested shares and foreign currency translation adjustments (6) (6) Fees (15) (15) Gain on sale 1,476 1,476 Premium on non-exercised Veolia calls 173 173 Purchase of Veolia calls (40.4m) (3) (3) Net accrual of long-term deferred taxes previously activated (161) (161) Sub-total sale of shares 170 1,476 (161) 1,485 Settlement of the guarantee granted to Veolia (renewal indemnity) (160) (160) Total exceptional impact 170 1,316 (161) 1,325 In millions of euros

Remaining Veolia shares Vivendi Universal retains 5.3% of Veolia Environnement shares; Vivendi Universal will benefit at its own discretion from potential upside on an additional 5% until December 2007; Vivendi Universal therefore retains the upside on its Veolia Environnement shares (on 10.3% of VE shares).

Consolidated Income Statement

2004 Revenues and Operating income

Sensitivity to foreign exchange currency variations: Impact of a $0.10 depreciation of US$ vs. €: Revenues: - €186 m Operating income: + €7 m Net income: - €12 m Consolidated cash flow from operations: - €29 m Proportionate cash flow from operations: - €27 m Sensitivity to interest rate variations: Impact of a +/-1% variation in short term interest rates (3-month Euribor or $ 3-month Libor): Financing expense on net debt: +/- €12 m Sensitivity

Consolidated figures for the past 5 financial years 1 380 349 (514) Net Adjusted Income

IFRS - Disclaimer In compliance with European regulation 1606/2002 as of July 19, 2002 on international standards, VU consolidated financial statements as from January 1, 2005 will be established according to IFRS standards in force as at December 31 2005, and as approved by the European Union. The first consolidated financial statements published under IFRS will be those of the 2005 financial year with a 2004 comparative financial statements with the same standards. VU is therefore preparing a preliminary IFRS opening statement of financial position as of January 1, 2004. The impact of the first adoption of IFRS will be recorded against shareholders' equity as at January 1, 2004. Taking into account the uncertainties which subsist on standards and interpretations which will be in force on December 31, 2005, VU can reserve the possibility of modifying some options and methods used during the preparation, for the final publication of first IFRS consolidated financial statements. Some uncertainties remain related to important standards or interpretations: Accounting of put options on minority interest; Accounting of customers loyalty program (telecom activities).

IFRS 1: Main options on FTA balance-sheet IFRS 1 requires the first IFRS financial statements to include a retrospective application and interpretation of the IFRS standards in force from December 31 2005, except some optional exceptions. VU chose the following options: Cumulative currency translation adjustments: zeroing out by account transfer within shareholders' equity; No restatement of business combinations which took place prior to the transition date; Tangible and intangible assets maintained at historical cost; Pensions and other employee benefits: recognition of unrecorded actuarial gains and losses by offset against shareholders' equity; Stock options and group savings plans: recording of benefits granted to beneficiary employees since November 7, 2002; Financial instruments: adoption of IAS 32 & 39 as of January 1, 2004.

Main IFRS impacts for Vivendi Universal No major change in terms of financial reporting due to: French GAAP convergence; US GAAP convergence; No change in the consolidation method of subsidiaries. On Balance Sheet: Reclassification of some items: Separate presentation of assets held for sale; Sport rights reclassified off balance-sheet; Inclusion of minority interests and quasi-equity in shareholders' equity. Accounting of put options on minority interests (commitment classified as financial debt, by counterpart minority interests) On Income Statement: Slight change in revenue presentation of telecom operators; Separate presentation of discontinued operations; Recording of benefits granted to beneficiary employees (stock option plans); Elimination of goodwill amortization; Mark-to market of financial instruments (some assets, derivative instruments) On cash flow statement: No impact, except the presentation of discontinued operations.

CANAL+ Group: 2004 Key Metrics Pay-TV Subscriptions (In thousands) 31.12. 01 31.12. 02 31.12. 03 31.12.04 04 vs. 03 CANAL+ Premium 5,090 5,018 4,907 4,955 +48 CanalSatellite 2,228 2,520 2,751 2,989 +238 NC Numericable 395 407 423 436 +13 Total French Pay-TV Subscriptions 7,713 7,945 8,081 8,380 +299 CANAL+ Premium CanalSatellite ARPU (1) (€/month) 27.4 34.3 (4) Churn rate (%) 11.0% 8.6% SAC (2) (€/new subscriber) 331 293 SMC (3) (€/subscriber) 23 76 Canal+ Group exceeded its objective of stabilizing subscriptions to the Premium channel 2004 Operating metrics Average Revenue Per User, excluding the impact of free months and promotions Subscriber Acquisition Cost, including the impact of free months and promotions Subscriber Management Cost Including €6.7/month of set-top box rental before VAT * Individual and collective subscriptions in mainland France and overseas territories

UMG: 2004 Key Metrics UMG's Top-Ten Selling Artists UMG's Top-Ten Selling Artists UMG's Top-Ten Selling Artists UMG's Top-Ten Selling Artists 2004 M Units 2003 M Units Eminem 9.0 50 Cent 9.2 U2 8.4 tATu 3.9 Shania Twain 5.4 Eminem 3.3 Guns N'Roses 4.9 Sheryl Crow 3.3 Black Eyed Peas 4.4 Toby Keith 3.2 Nelly (Suit) 3.6 Black Eyed Peas 2.9 Ashlee Simpson 3.6 Sting 2.8 D-12 3.4 G Unit 2.6 Kanye West 3.3 8 Mile OST 2.6 Keane 3.2 Limp Bizkit 2.5 UMG Market Share * UMG Market Share * UMG Market Share * 2004 2003 North America 29.9% 27.9% Europe 26.7% 25.6% France 36.1% 34.1% U.K. 28.3% 25.9% Germany 24.8% 24.3% Japan 12.6% 13.0% World 24.7% 23.5% * Sources: UMG Market Research for 2004; IFPI for 2003 * Sources: UMG Market Research for 2004; IFPI for 2003 * Sources: UMG Market Research for 2004; IFPI for 2003 UMG EBITDA to Operating Income UMG EBITDA to Operating Income UMG EBITDA to Operating Income € in millions 2004 2003 EBITDA 742 438 Depreciation* (100) (126) Amortization (233) (161) Restructuring (43) (80) Loss on asset sales (29) (1) Operating Inc. 338 70 * Excludes €9 m write down of Music Club assets included in loss on the sale of the Music Clubs * Excludes €9 m write down of Music Club assets included in loss on the sale of the Music Clubs * Excludes €9 m write down of Music Club assets included in loss on the sale of the Music Clubs New Releases Catalog Singles DVD & Video Est 62 27 3 8 2004 Sales by Product Type

North America Europe Asia & Pacific Est 56 34 10 PC Consoles OLMMP & Other Est 46 48 6 Vivendi Universal Games: 2004 Key Metrics 2004 Revenue Split by Platform (%) 2003 xx % PC Market Share * 2004 15.5 % United States PC Market Share * * Source - NPD data 2003 14% 2004 Revenue Split by Region (%) World of Warcraft, a subscription- based massively multiplayer online role-playing game Record-breaking day one sales: Europe: 290,000 subscribers; 340,000 units sold at retail, first weekend at retail; day one concurrency of +100,000 players North America: +200,000 subscribers; 240,000 units sold at retail; peak concurrency of +100,000 players To date: Europe: +500,000 subscribers; + 675,000 units sold at retail Korea: Most successful 100-day launch ever for an MMORPG in the region; +130,000 concurrent players (100 concurrent users is equivalent to 300-350 subscribers) North America: +750,000 subscribers; +825,000 units sold at retail

NBC Universal: 2004 Key Metrics 3.9 3.7 3.6 2.9 CBS NBC ABC Fox 04/05 season prime ratings w/ sports 4.0 3.7 3.9 3.9 TNT 1,227 USA 1,082 TBS 912 Life 751 Disc 658 SCI FI 656 ..... Bravo 283 2.0 1.9 1.6 NBC ABC CBS 04/05 season daytime ratings 2.1 1.6 1.2 0.7 Leno David Letterman Conan Late Late 04/05 season late night ratings A 18-49 A 18-49 Women A18-49 2004 cable ratings ... best year ever... A 25 - 54 (000) #2 #6 #1 Upscale Source: Nielsen 9/20/04 - 2/09/05 for Prime, 9/20/04 - 1/30/05 for other day parts and Nielsen Galaxy Explorer for 2004 cable ratings. and Nielsen Galaxy Explorer for 2004 cable ratings. and Nielsen Galaxy Explorer for 2004 cable ratings.

SFR cegetel

SFR : 2004 Key Metrics

(as of end-December including SRR)	2004	2003 Comparable*	% growth
Customers (in '000)	**15,820**	14,724	+7%
Net additions (in '000)	**1,096**	1,177	-7%
Market share on net additions (%)	**38.2%**	38.0%	+ 0.2 point
Market share on customer base (%)	**35.5%**	35.3%	+ 0.2 point
12-month rolling blended ARPU (€/year)	**432**	425	+2%
12-month rolling prepaid ARPU (€/year)	**183**	174	+5%
12-month rolling post paid ARPU (€/year)	**603**	625	-4%
Proportion of contract customers	**60.7%**	57.7%	+ 3 points
Voice usage (minutes / month / sub.) **	**268**	251	+6%
Number of SMS sent per year (in bn)	**4.46**	3.37	+32%
Number of MMS sent per year (in m)	**37**	6	x 6.2
Data revenues as a % of network revenues (%)	**11.4%**	8.8%	+2.5 points
Prepaid subscriber acquisition cost (€/gross add)	**25**	28	-9%
Post paid subscriber acquisition cost (€/gross add)	**182**	174	+5%
Acquisition costs as a % of network revenues (%)	**7.0%**	7.5%	- 0.5 point
Retention costs as a % of network revenues (%)	**5.2%**	5.7%	- 0.5 point

* Comparable basis takes into consideration a change in presentation of revenues adopted as of December 31, 2004, in order to homogenize accounting treatments following the consolidation of Telecom Développement. As a result, this change in presentation consists of the netting of revenues recognized on sales of services provided to customers of SFR Cegetel on behalf of content providers (mainly toll numbers).

** 12-month rolling total minutes (in & out) per average customer, excluding roaming in.

2004 Earnings – March 10, 2005 VIVENDI UNIVERSAL French GAAP - unaudited 64

Cegetel : 2004 Key Metrics (as of end-December) 2004 2003 % growth Voice active customer base (in '000) 1,722 1,472 +17% Backbone-switched traffic (millions of minutes) 42,323 39,898 +6% Installed corporate data sites 27,358 20,345 +34% Number of DSLAM installed ~600+ Number of unbundled lines (in '000) 337 Market share on French unbundled lines (%) 21% Market share on net new unbundled lines in Q4 (%) 33% Total DSL lines (retail & wholesale) (in '000) 699 Market share on total DSL lines (%) 11% Total retail DSL lines (in '000) 244 Market share on total retail DSL lines (%) 4% Market share on retail DSL net adds in Q4 (%) 12%

Maroc Telecom: 2004 Key Metrics 2004 2003 % growth Mobile customers (in millions) 6.4 5.2 +22% % of prepaid customers 96% 96% na Market share on mobile 68% 71% -3 points Prepaid ARPU (in MAD per month) 95 93 +2% Postpaid ARPU (in MAD per month) 790 824 -4% Prepaid churn rate (%) 11% 12% -1point Postpaid churn rate (%) 16% 20% -4 points Number of fixed lines (in million) 1.31 1.22 +7% Internet subscribers (in '000) 105 47 x 2.2 DSL subscribers 60 2.6 x 23

Glossary Comparable basis: Comparable basis essentially illustrates the effect of the divestiture of Vivendi Universal Entertainment (VUE), of the divestitures at Canal+ Group (Telepiu, Canal+ Nordic, Canal+ Benelux etc.), of VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom and of the abandonment of Internet operations and includes the full consolidation of Telecom Developpement at SFR Cegetel and of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2003. In addition, comparable basis takes into consideration a change in presentation adopted as of December 31, 2004: in order to standardize the accounting treatments of sales of services provided to customers on behalf of content providers (mainly special numbers), following the consolidation of Telecom Developpement, sales of services to customers, managed by SFR Cegetel and Maroc Telecom on behalf of content providers are now presented net of the related expenses. This change in presentation has no impact on operating income. At SFR Cegetel, it induced a reduction in revenues of €168 million in 2004. At Maroc Telecom, the impact was immaterial. These results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003. In addition, comparable basis does not include dividends received from NBC Universal. Cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. Proportionate cash flow from operations: Cash flow from operations, excluding minority stakes. Financial net debt: French GAAP financial gross debt less cash and cash equivalents.

Investor Relations Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel Scolan Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third Avenue New York, NY 10122 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This Presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; actual cash flow and net debt figures differ from the estimated targets described above; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.